UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bally Total Fitness Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, Nevada 89117
(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,425,100

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,425,100

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)   Amount does not reflect an actual change in beneficial ownership of the Reporting Persons but, rather, reflects updated information on the outstanding number of shares of Common Stock released by the Issuer since the last filing by the Reporting Persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,425,100

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,425,100

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   Amount does not reflect an actual change in beneficial ownership of the Reporting Persons but, rather, reflects updated information on the outstanding number of shares of Common Stock released by the Issuer since the last filing by the Reporting Persons.

This Amendment (“Amendment No. 1”) is being jointly filed by Mark J. Wattles and Wattles Capital Management, LLC (“WCM”) pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Wattles and WCM are together referred to as the “Reporting Persons.”

This Amendment No. 1 amends the Schedule 13D originally filed with the Commission on November 14, 2005 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by Amendment No. 1, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 1 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons intend, among other things, to continue to evaluate the performance of the Issuer, its board of directors and its management; the value of the Shares and the conditions in the securities markets; and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action with respect to their investment in the Issuer and will in the future take such actions as they deem appropriate in light of the circumstances existing from time to time.  The Reporting Persons may discuss such and other matters with management or directors of the Issuer, other existing and prospective shareholders, existing and prospective bondholders, creditors, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. The Reporting Persons have contacted management, employees, and certain shareholders and bondholders of the Issuer.  The Reporting Persons have no present intention to participate in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, except insofar as the Reporting Persons themselves constitute a group.

By letter dated January 25, 2006, to Paul A. Toback, Chairman of the Board, President and Chief Executive Officer of the Issuer, Reporting Persons provided their views on the Issuer’s business and future direction. Reporting Persons also explained that, based on those views, Reporting Persons intended to support the specific proposals made by Pardus European Opportunities Master Fund L.P. but not to give Pardus discretion in voting on the proposals of Liberation Investment, L.P. or other matters that come before the Annual Meeting of Stockholders of Issuer scheduled for January 26, 2006. This summary description is qualified in its entirety by the text of the letter, a copy of which is attached hereto as Exhibit 2.

Future actions of the Reporting Persons may involve the purchase of additional securities of the Issuer or, alternatively, the sale of all or a portion of the securities of the Issuer held by the Reporting Persons, in each case in the open market or in privately negotiated transactions.  Such actions may also include seeking representation on the Issuer’s board of directors; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise; or such other actions as the Reporting Persons may deem appropriate.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  The Reporting Persons reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment considerations, market conditions and other factors.

Item 5 (a)–(b) of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  As of January 25, 2006, WCM owned 3,425,100 shares of Common Stock.  According to the Issuer’s Proxy Statement for the Issuer’s Annual Meeting of Stockholders scheduled for January 26, 2006, there were 38,285,905 shares of Common Stock issued and outstanding as of December 20, 2005. Based on the foregoing, WCM may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 8.9% of such issued and outstanding Common Stock.  Because Mr. Wattles owns all of the membership interests of WCM, he may be deemed to have indirect beneficial ownership of the Common Stock owned by WCM.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Joint Filing Agreement, dated as of November 14, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles, incorporated by reference to Exhibit 1 to Reporting Persons’ Schedule 13D, dated November 2, 2005, and filed with the Securities and Exchange Commission on November 14, 2005.

Exhibit 2

Letter, dated January 25, 2006, to Paul A. Toback, Chairman of the Board, President and Chief Executive Officer of Bally Total Fitness Holding Corporation, from Mark J. Wattles and Wattles Capital Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006

WATTLES CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles

Index of Exhibits

Exhibit 2

Letter dated January 25, 2006, to Paul A. Toback, Chairman of the Board, President and Chief Executive Officer of Bally Total Fitness Holding Corporation, from Mark J. Wattles and Wattles Capital Management, LLC.